

November 8, 2012

<u>Via E-mail</u>
Sten L. Gustafson
Chief Executive Officer
Era Group Inc.
818 Town & Country Blvd.
Suite 200
Houston, TX 77024

> **Re: Era Group Inc.**
> **Registration Statement on Form 10-12B**
> **Filed October 12, 2012**
> **File No. 001-35701**

Dear Mr. Gustafson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective 30 days after receipt by the Commission of a certification by the New York Stock Exchange that the security had been approved by the exchange for listing and registration. Upon effectiveness, you will become subject to the reporting requirement of the Securities Exchange Act of 1934, even if we have outstanding comments. Please confirm your understanding that the registration statement will be deemed effective 30 days after receipt of the exchange certification.

2. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should be provided. We may have comments after reviewing the materials.

<u>Exhibit 99.1</u>

<u>Questions and Answers about the Company and the Spin-Off, page 3</u>

3. Please revise to add a question and answer that discloses the estimated separation timeframe and all related costs expected to be incurred by you. Also revise here or the summary section to disclose the material terms of the distribution and transition services agreements.

<u>What is the reason for the spin-off, page 3</u>

4. We note your disclosure on page 3 that "[you] have found that potential targets in [your] industry are more interested in receiving stock of a company…rather than stock of a more diversified company." Please disclose whether you have current plans to engage in a merger or similar transaction and whether you have identified such potential targets. Alternatively, revise the statement to state as a belief.

5. Please explain why SEACOR's board of directors believes that after the spin-off the aggregate value of your common stock and SEACOR's will exceed the pre-spin-off value of SEACOR's common stock. We note your statement on page 35 that certain SEACOR shareholders may initially sell their shares of ERA Group after the spin-off. Additionally, please balance your disclosure throughout by clarifying that you cannot assure aggregate value will be greater than or equal to the pre-spin-off value.

6. We note that you have included a cross-reference to the place in your information statement where you describe the potentially negative factors that the board considered when evaluating the separation. However, in order to balance your discussion of the positive factors in your question and answer section, please revise to briefly describe some of the potentially negative factors of the spin-off.

7. Please revise this question or add another question and answer to discuss why you have elected a spin-off rather than a sale or other alternatives.

<u>Summary, page 7</u>

8. Please revise to include summary disclosure regarding your debt structure and your revolving credit facility. We note that as a stand-alone company, you will no longer have access to cash advances from SEACOR.

<u>Competitive Strengths, page 8</u>

9. In the interest of balancing your disclosure here, please revise to remove the marketing language from this section. For example, please explain whether your pilots are more skilled than pilots at competing companies and balance the last sentence of the last

paragraph to state that you cannot provide any assurance that you will be able to maintain the strong relationships with your customers in the future after the spin-off.

Relationship with SEACOR, page 10

10. We note your disclosure in the third paragraph of this section that SEACOR will continue to provide certain supporting functions to you on an interim basis after the separation. Please revise to disclose here the length of time that SEACOR will provide such services and the cost of such services to balance the disclosure as we note that you state on page 18 that you do not expect to receive additional cash advances from SEACOR in the future.

Risk Factors, page 17

11. We note the news reports regarding the incident on October 22, 2012 in the North Sea involving an EC225 aircraft and the resulting decision by various helicopter operators to put on hold all flights using EC225 and Super Puma aircrafts. Please include a risk factor addressing the incident and the potential impact on the company in relation to your EC225 aircrafts or tell us why you believe this information in not material.

We rely on relatively few customers, some of which are our affiliates, page 19

12. With a view towards revised disclosure, please quantify the reductions in revenues you have received from Aeroleo as a result of the cancellation of the contract for AW139 helicopters, the number of helicopters that were subject to the cancelled lease, the duration of the cancelled lease, and the amount of capital you have provided to Aeroleo to enable it to continue operating while it seeks new customers for the idle helicopters.

Compensation of Executive Officers, page 87

Compensation Discussion and Analysis, page 87

13. We note your reference to Equilar on page 88. Please tell us whether you have an executed contract with Equilar. If you do not have such an agreement, please revise to remove the reference to Equilar.

Elements of Compensation/Components of Our Executive Compensation Program, page 90

Bonus Compensation, page 91

14. We note your disclosure on pages 91 and 92 that, "[p]rior to the separation, [you] expect to grant options to purchase [your] common stock" and your disclosure that "[i]n connection with the separation, [you] expect to grant options to purchase shares of [your

restricted stock]." If you determine such amounts prior to the effectiveness of your registration statement, please revise to disclose such amounts.

Non-Qualified Deferred Compensation, page 100

15. Please revise to provide a footnote quantifying the extent to which amounts reported in the aggregate balance at the last fiscal year end were also reported as compensation in Mr. Washecka's row in the summary compensation table for previous years pursuant to Item 402(i) of Regulation S-K.

16. Please revise to include a brief narrative that describes the material factors of the Deferred Compensation Plan. Refer to Instruction (3) of Item 402(i)(2) of Regulation S-K.

Financial Statements

17. Please note the age of the financial statements in the filing to include an unaudited interim balance sheet (and associated unaudited comparative interim period statements of income and cash flows) as of a date less than 135 days prior to the effective date of the filing. For example, it appears the unaudited interim period financial statements presently in the filing are appropriate through November 11, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Rod Miller, Esq.
Milbank, Tweed, Hadley & McCloy LLP